

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

<u>Via E-mail</u>
Mr. Robert O. Grover
Chief Executive Officer
PCS Edventures!.com, Inc.
345 Bobwhite Court, Suite 200
Boise, ID 83706

>   **Re: PCS Edventures!.com, Inc.**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2011**
>   **Filed July 18, 2011**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
>   **Filed February 14, 2012**
>   **File No. 0-49990**

Dear Mr. Grover:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2011</u>

<u>Item 9(A). Controls and Procedures, page 56</u>

1. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on your evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15. Refer to Item 307 of Regulation S-K. Also please revise the disclosures in your Form 10-Q for the quarterly period ended December 31, 2011.

Form 10-Q for the quarterly period ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Stockholders' Equity, page 16

2. We note your disclosure regarding your financial reporting for the 1,235,653 shares of common stock that were issued for services and the RSUs issued to non-management directors. Please expand your accounting policy for these issuances to disclose in detail how you determined the key factors that were used in determining the amounts of the gain and loss that you recognized.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director